Exhibit (a)(5)(C)

News Release

Contact: Brad Cohen Public Relations Quantum Corp. (408) 944-4044 brad.cohen@quantum.com Marilyn Keys Investor Relations Quantum Corp. (408) 944-4450 ir@quantum.com	For Release: April 28, 2009 1:05 p.m. PDT

QUANTUM CORPORATION ANNOUNCES NEW TERMS OF THE TENDER OFFER FOR ITS 4.375% CONVERTIBLE SUBORDINATED NOTES DUE 2010

SAN JOSE, Calif., April 28, 2009 – Quantum Corp. (NYSE:QTM), the leading global specialist in backup, recovery and archive, announced today, in connection with its previously announced tender offer for its 4.375% Convertible Subordinated Notes due 2010 (CUSIP Nos. 747906 AD 7 and 747906 AE 5) (the “Notes”), that it is increasing the purchase price pursuant to the tender offer from $700 per $1,000 principal amount of notes to $740 per $1,000 principal amount of Notes. Noteholders who have validly tendered and not properly withdrawn their Notes prior to the expiration date of 5:00 p.m. EDT, on May 12, 2009 (as such date and time may be extended), including noteholders who tendered their Notes prior to today’s announcement, will be eligible to receive the increased purchase price, subject to the terms and conditions of the tender offer.

Quantum also announced today that it is decreasing the aggregate principal amount of Notes it is offering to purchase pursuant to the tender offer from $142 million to $135 million. To the extent that acceptances of all validly tendered Notes would require Quantum to purchase more than $135 million in aggregate principal amount of Notes in the tender offer, Quantum will allocate acceptances on a pro rata basis among the tendering noteholders.

Except for the new terms announced today, all terms and conditions of the tender offer remain unchanged. The complete terms and conditions of the tender offer are set forth in an Offer to Purchase, dated March 27, 2009, and the related Letter of Transmittal, each as amended or supplemented from time to time.

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Quantum Corporation Announces Amendment to its Tender Offer for its 4.375% Convertible Subordinated Notes Due 2010

April 28, 2009, 1:05 p.m. PDT – Page 2

Quantum has retained Credit Suisse to act as the dealer manager for the tender offer, which can be contacted at (212) 325-2000. Requests for the Offer to Purchase and other documents relating to the tender offer may be directed to Global Bondholder Services Corporation, the information agent, which can be contacted at (212) 430-3774 (for banks and brokers only) or (866) 488-1500 (for all others toll-free).

Neither Quantum, nor any member of its Board of Directors, nor the dealer manager nor the information agent is making any recommendation to noteholders as to whether to tender or refrain from tendering their Notes into the tender offer. Noteholders must decide whether they will tender in the offer and, if so, how many Notes they will tender.

This release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. The tender offer is only being made pursuant to the tender offer documents, including the Offer to Purchase and the related Letter of Transmittal that Quantum is distributing to noteholders. The tender offer is not being made to noteholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About Quantum

Quantum Corp. (NYSE:QTM) is the leading global storage company specializing in backup, recovery and archive. Combining focused expertise, customer-driven innovation, and platform independence, Quantum provides a comprehensive, integrated range of disk, tape, and software solutions supported by a world-class sales and service organization. This includes the DXi-Series, the first disk backup solutions to extend the power of data deduplication and replication across the distributed enterprise. As a long-standing and trusted partner, the company works closely with a broad network of resellers, OEMs and other suppliers to meet customers’ evolving data protection needs. Quantum Corp., 1650 Technology Drive, Suite 800, San Jose, CA 95110, (408) 944-4000, www.quantum.com.

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Quantum and the Quantum logo are trademarks of Quantum Corporation registered in the United States and other countries. All other trademarks are the property of their respective owners.

“Safe Harbor” Statement: This press release contains “forward-looking” statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Specifically, without limitation, statements implying that Quantum will successfully consummate the tender offer and purchase any outstanding notes as described above are forward-looking statements within the meaning of the Safe Harbor. All forward-looking statements in this press release are based on information available to Quantum on the date hereof, and Quantum assumes no obligation to update any such forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause Quantum’s actual results to differ materially from those implied by the forward-looking statements. These risks include the risk that closing conditions for the EMC loan or the repurchase of Quantum’s convertible debt are not satisfied as well as the risks set forth in Quantum’s periodic filings with the Securities and Exchange Commission, including, but not limited to, those risks and uncertainties listed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors,” in Quantum’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2009 and in Quantum’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 13, 2008. Quantum expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

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